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Eric Siegel
Partner

eric.siegel@dechert.com
+1 215 994 2757 Direct
+1 215 655 2757 Fax

December 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Attention: David Manion, Esq.

Re:	FS KKR Capital Corp.
Form 10-K (File No. 814-00757)

FS Specialty Lending Fund
Form 10-K (File No. 814-00841)

Dear Mr. Manion:

On behalf of FS KKR Capital Corp. (“FSK”) and FS Specialty Lending Fund (“FSSL” and, together with FSK, the “Companies”), we hereby respond to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone call on September 25, 2025 regarding each Company’s Annual Report on Form 10-K for the year ended December 31, 2024. For your convenience, a summary of each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ response.

1.	Comment: The Company is required to ensure that all financial data included in its filings are properly tagged using the standardized XBRL taxonomy. For example, on the schedule of investments, the Company is required to utilize tags such as “(US-GAAP:InvestmentTypeAxis)” for the total senior secured loans-first lien/second lien/subordinated debt and “(US-GAAP:OpenSwapContractidentifierAxis)” for the interest rates table. Going forward, please utilize appropriate taxonomy and tags for items required to be tagged.

Response: Each Company acknowledges the Staff’s comment and undertakes to utilize appropriate taxonomy and tags in future filings.

Division of Investment Management December 15, 2025 Page 2

2.	Comment: Rule 13a-14 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires that the principal executive officer and the principal financial officer of the Company sign the certifications required by Section 302 and Section 906 of Sarbanes-Oxley Act of 2002, which are filed or furnished with the Company’s filings. Please confirm the individuals who signed such certifications as filed or furnished with the Company’s filings are the principal executive officer and principal financial officer of the Company. Going forward, please confirm that such titles will be included in the signed certifications.

Response: Each Company acknowledges the Staff’s comment and confirms that the individuals identified as the Company’s chief financial officer and chief executive officer in the Section 302 and Section 906 certifications filed or furnished with the Company’s Exchange Act periodic reports are in fact the Company’s principal financial officer and principal executive officer, respectively, and the Company will reflect the appropriate titles of certifying officers in certifications included with future filings.

3.	Comment: Please confirm that the Company intends to qualify as a “non-diversified” company under Section 5 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Each Company discloses that it is classified as a “non-diversified company” under the 1940 Act because it may, from time to time, take positions that would not permit it to qualify as a “diversified company” under Section 5 of the 1940 Act. Each Company confirms that this continues to be the case.

4.	Comment: Please confirm if any of the loans held by the Company are unitranche or co-lending arrangements (i.e., lender A pays lender B to take a later payment priority than is reflected in the loan agreement). If the Company holds any co-lending arrangements, please supplementally notify the Staff of the following:

a.	whether the Company has any specific accounting policies that apply to co-lending arrangements;

b.	whether the valuation of these investments takes into account the payment prioritization/payment waterfalls;

Division of Investment Management December 15, 2025 Page 3

c.	the impact of such arrangements on the calculation of interest income under the effective interest method; and

d.	whether any of the co-lenders under the arrangements are affiliates.

Response: Each Company confirms that it holds unitranche loans but does not hold any co-lending arrangements.

5.	Comment: Please confirm whether any loans held by the Company are “covenant lite” loans (i.e., loans that lack certain financial maintenance covenants), the extent of these loans and if the risks are adequately disclosed. If necessary, please revise the principal risk disclosures to include the heightened risk associated with these loans.

Response: Each Company confirms that it holds covenant lite loans, but it is not part of the Company’s principal investment strategy. Each Company undertakes to consider and, as appropriate, to add additional risk disclosure to its future filings.

6.	Comment: Going forward, please revise the Cash and Cash Equivalents footnote to clearly disclose whether the Company categorizes its investments in money market funds as cash equivalents and which amounts are backed by the Federal Deposit Insurance Corporation.

Response: Each Company undertakes to update the applicable disclosure in its future filings.

* * * * * * *

Division of Investment Management December 15, 2025 Page 4

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at Eric S. Siegel at (215) 994-2757 (or by email at eric.siegel@dechert.com), or Clay Douglas at (202) 261-3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Eric S. Siegel
Eric S. Siegel

cc:	Stephen S. Sypherd, Esq.
FS KKR Capital Corp. and FS Specialty Lending Fund

Clay Douglas, Esq.
Dechert LLP